Sleep Better Foundation

Retail · Software · Technology · B2B · Mobile

App where multi-lingual, virtual sleep coaches elevate user sleep quality

SLEEPBETTERFOUNDATION.COM LOS ANGELES CALIFORNIA





We all spend a third of our life sleeping. Poor sleep impacts every aspect of a person's life. We have a clinically proven intervention that is ideal for an online virtual app due to its regimented, scripted intervention.

Joseph Dzierzewski Co-Founder and Vice President of Sleep Services @ Sleep Better Foundation

Why you may want to support us...

1. Cost effective, virtual service can be delivered with high margins whenever needed to improve sleep.
2. Poor sleep is experienced by 20 million people in US each year. This year sleep stress is higher.
3. Company leadership has decades of experience in managing insomnia with proven clinical techniques.

Why People ♥ Us



We've been engaged in early stage investment for almost thirty years. Scale of services, size of market, strength of leadership and future product pipeline are key elements in our investment decisions. We routinely pass on the vast majority of opportunities. However, Sleep Better Foundation checked all the boxes for us.

A systematic assessment of the market of individuals with poor sleep and the existing clinical strategies substantiated our decision to invest in Sleep Better Foundation. Specifically, over 80 million people in the US suffer from acute insomnia every year and there is a decade of clinical science documenting the effectiveness of cognitive behavioral techniques for improving

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Steve Burton Beechwood Ventures

LEAD INVESTOR | INVESTING $50,000 THIS ROUND & $100,000 PREVIOUSLY

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Joseph Dzierzewski
Co-Founder and Vice President of Sleep Services
Over 15 years of experience conducting research and clinical work on sleep disorders. He has published over 80 peer-reviewed scientific manuscripts, and has been involved in over $4 million dollars of grant-funded research focused on sleep.



Lorena Rojas, M.D.
Co-Founder and Director of Hispanic Services
A native of Venezuela, Dr. Rojas is fluent in Spanish and English. After securing her Medical Degree, she spent five years in the US. She is intimately familiar with issues around servicing hispanic-speaking populations in the US and internationally.



Laurie McDermott
President
Primary focus is quality of user experience with their Sleep Coach. Decades of experience in the entertainment and hospitality industry. Strengths include motivating our team, instilling a quality of service culture and fostering key relationships.



Brad Dillman
Vice President of Business Development
Two decades of leadership roles in healthcare sales and business development. Created and successfully delivered a strategic plan to market & sell $20 million in healthcare products and services through C-Suite, B2B and Direct to Consumer channels.



Josh Burton
Director of Media Services
Over five years experience using social media to convey stories of user experience and organizational performance. He has strong photographic and videographic content development skills. Internationally published photographer and videographer.



Adam McCue
Chief Technology Officer
10 years in IT at UCLA Health and other organizations. Specializes in end-user engagement, improving the user experience in software platforms, and implementing new technologies. Successfully implemented EMR access applications at numerous hospitals.



Dr G - Virtual
Manager, Virtual Sleep Coaching Team
Strong sleep research and clinical background. Bilingual - speaks English and Spanish fluently.



Rick - Virtual
Virtual Sleep Coach
Excellent virtual sleep coach. Strong clinical experience with challenges sleep issues. Speaks spanish and english fluently.



Maria - Virtual
Virtual Sleep Coach
Strong medical background. Bilingual - speaks Spanish and English fluently.



Ben - Virtual
Virtual Sleep Coach
Longest member of team. Speaks spanish and english fluently. Excellent clinical and research skills. Has been practicing in Sleep Medicine since 1985.



Alice - Virtual
Virtual Sleep Coach
Newest member of team. Speaks spanish and english fluently. Strong research background and clinical experience in managing patients with poor sleep.



James - Virtual
Virtual Sleep Coach
Strong research background and clinical experience in managing patients with poor sleep. Speaks spanish and english fluently.

Downloads

Sleep Better Foundation - Investment Deck.pdf

Life is better when you sleep well.



Sleep Better leadership backed by their clinical team of virtual Sleep Coaches.

Team members, Joe, Lorena, and Brad share their thoughts about Sleep Better Foundation.

For Dr. Joe Dzierzewski the idea for our company followed a decade-plus pursuit of helping people who suffer from poor sleep by offering face-to-face coaching in a live setting. A light bulb went off while speaking with an experienced investment fund manager one day about the daily challenges confronting our face-to-face service.

Highly scripted protocols were ideal for an online execution via a virtual coach.

It was an incredible realization: Online sessions with a virtual Sleep Coach would allow me to overcome a host of challenges we typically experienced with live, face-to-face engagements. Coordinating multiple schedules, negotiating the cost of service, managing around clients who were struggling with the pace of care, and perhaps the most important of all, being available whenever and whereever the client truly needed our attention.

Challenges surrounding Covid19 elevated the project to the top of our plate. During the past month we've made excellent progress.

You might wonder why a virus is relevant to our engagment?

We all spend one third of our life sleeping. When sleep breaks down, our physiological and psychological systems are quick to fail. Our immunolgical system is refreshed each night by quality sleep. Science has shown we are significantly more likely to succomb to viral attack after a little as one night of poor sleep. Our virtual Sleep Coaches like Maria, who is shown below, share these stories with our members in a series of engaging animated sessions.


Quality sleep empowers your body's natural immune system each night.
A single night of poor sleep significantly elevates your risk of viral infection.
Extended poor sleep robs you of immunological protection. Leaving you helpless.

Dr. Lorena Gomez says, I'll admit my most significant motivation for the company sprang from working in the field after Medical School with people who couldn't take afford to time off to obtain needed healthcare. Allowing virtually anyone to have easy access to affordable care is a huge motivation for our success.

Our venture investor made it all possible. It was exciting for Joe and I to see quality individuals like Laurie, our President, Brad, our VP of Business Development, and Adam, our CTO, join our team. Everyone has a role to bring our company to life.

Brad, our VP Business Development, shared his appeal to join the company, "I've been in the healthcare industry for decades and played important roles in strategic development and sales for both Medline Industries and Cardinal Health. Despite my previous successful development of a $20 million territory, I've never been more excited about an opportunity than since I joined the Sleep Better team."

The US market is huge and there is a significant gap in service for those suffering from chronic poor sleep. Using virtual Coaches we can scale services in any language and expand to new countries in weeks, once the platform is launched.


People Experiencing Poor Sleep in US each Year
(in Millions)
Develop Chronic Poor Sleep
20.7
Acute Sleep Problems Resolve
62.1
Use Sleep Coach
2.0
Projected across 5 years

On behalf of the entire team at Sleep Better Foundation, we sincerely hope you will elect to invest in our venture. Here's how we'll use the monies we receive.


Use of Proceeds
$30,000, 9%
$50,000, 14%
$150,000, 43%
$20,000, 6%
$50,000, 14%
$50,000, 14%
Platform Development
User Experience
User Acquisition
General & Accounting
Business Development
Reserve

The capital raise allows the company to realize the following benefits:

Fully fund engagement of professional actors for voice over of the animated virtual coaches and completion of software release of virtual sessions via encrypted, protected hosting platform capable of serving millions of potential users in the US.

We anticipate initial product release within the next 6 months.

Initial release will feature virtual sleep coaches fluent in English and Spanish. Other languages will follow, allowing company to expand service targets to additional countries.

Funds from the raise will allow the 18 month runway necessary to realize a profitable status for the company.

Investor Q&A

− COLLAPSE ALL

What does your company do?

Online sessions delivered on demand by virtual Sleep Coaches to help people overcome problems falling asleep or staying asleep. Users can select from a team of our virtual Sleep Coaches, who speak English and Spanish fluently. No schedules to coordinate. Immediate user access to a coach 24/7. Same cost per user regardless of the time taken to complete user self-paced programming. List cost is $90. B2B contracts and online offers will enable complete virtual coaching services for discount prices.

Where will your company be in 5 years?

We hope (but not guarantee) to be serving millions of people who are suffering from sleep problems in every country by using virtual Sleep Coaches, who are fluent in every language across the world.

Why did you choose this idea?

We all spend a third of our life sleeping. Poor sleep impacts every aspect of a person's life. We have a clinically proven intervention that is ideal for an online virtual app due to its regimented, scripted intervention.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Cognitive behavioral interventions have been used clinically in live, face-to-face interventions for years. We've adapted the historic process and proceedures to with our proprietary Artificial Intellegence (AI) algorithms, which allow the intervention to be reliably delivered in online virtual setting at any time or place.

How far along are you? What's your biggest obstacle?

Process is clinically proven. Structure of intervention is completely defined. Largest obstacle to effective launch is paying for the final coding and online animation for the life-like virtual coaches, which enable the intervention to be more than simple slide deck of information for a user to follow.

Who competes with you? What do you understand that they don't?

Primary competition is Cognitive Behavioral Therapists delivering the solution in expensive face-to-face encounters during office hours. Not available in the real time setting when person is having the sleep problem. There have been a few crude online solutions, but they speak more to the willingness of people suffering poor sleep to spend money on any solution versus a true solution. For example, one popular solution is essentially a blog that talks you to sleep. In reality a background fan to mask environmental noise would be as effective as a blog.

How will you make money?

Charging a membership for the 60-day virtual coaching program. Once the app is in the can, the service delivery cost is a small amount of server space for user's data. Subsequently, service margins are huge. Our principal expense is the cost of acquiring a new customer. We will continue to reinvest capital in expanding the virtual coaching animations and adding new languages to the coaches. B2B opportunity: We will target gaining incorporation within large employers wellness programs. B2C opportunity: Online ads with special offers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Creating a user experience with a virtual coach that conveys potential for successful outcome to the user. We've defined the total cost of membership to equal the typical out of pocket cost for user to undergo a single session with a specialist. We have two principal channels: (1) B2C with online adds to engage people suffering from poor sleep and (2) B2B with integration into employer wellness programming.